SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 23)

                           CREDITRISKMONITOR.COM, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   225426-105
                                 (CUSIP Number)

                             DAVID I. SCHAFFER, ESQ.
                   MELTZER, LIPPE, GOLDSTEIN & SCHLISSEL, LLP
                                190 WILLIS AVENUE
                             MINEOLA, NEW YORK 11501
                                 (516) 747-0300
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  April 1, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP NO. 225426-105              SCHEDULE 13D/A               Page 2 of 4 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Jerome S. Flum
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]

                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not Applicable
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         3,985,353**
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         3,985,353**
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,985,353**
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
     Not Applicable
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     73.54% (See Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

CUSIP NO. 225426-105              SCHEDULE 13D/A               Page 3 of 4 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Flum Partners
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]

                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not Applicable
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         3,797,128**
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          3,797,128**
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,797,128**
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
     Not Applicable
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     70.07% (See Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes 3,797,128 shares owned by Flum Partners, of which Mr. Flum is the sole general partner, which are also deemed to be beneficially owned by Mr. Flum because of his power, as sole general partner of Flum Partners, to direct the voting of such shares held by the partnership. Mr. Flum disclaims beneficial ownership of the shares owned by Flum Partners.


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

Item 1. Security and Issuer.

     This statement relates to Common Stock, $.01 par value, of CreditRiskMonitor.com, Inc., a Nevada corporation (the "Company").

Item 3. Source and Amount of Funds or Other Consideration.

     See Item 5.

Item 4. Purpose of Transaction.

     See Item 5.

Item 5. Interest in Securities of the Issuer.

     On August 26, 1998, the board of directors of the Company granted Mr. Flum incentive stock options to acquire an aggregate of up to 150,000 shares (the "Option") of Common Stock of the Company under and pursuant to the terms of the Company's 1992 Incentive Stock Option Plan, as amended, at an exercise price of $0.00011 per share.

     On April 1, 2002, Mr. Flum exercised the Option to purchase 75,000 shares of Common Stock of the Company and delivered to the Company the full exercise price for said 75,000 shares at $.00011 per share for a total of $8.25.

Item 7. Material to be Filed as Exhibits.

     None.

                                   Signature.

     After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2002

                                        /s/ Jerome S. Flum
                                        ----------------------------------------
                                            JEROME S. FLUM


                                        FLUM PARTNERS, L.P.

                                        By: /s/ Jerome S. Flum
                                            ------------------------------------
                                            Name: Jerome S. Flum
                                            Title: General Partner


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